Exhibit 12

CRC Health Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	2011	2010	2009	2008	2007
Earnings (loss) from operations:
Income (loss) from continuing operations before income taxes	$23,796	$(31,816)	$(12,917)	$(127,788)	$(4,980)
Add: Fixed Charges	60,929	59,404	61,012	71,530	75,943

Earnings, as adjusted	$84,725	$27,588	$48,095	$(56,258)	$70,963
Computation of fixed charges:
Total interest expense, including interest expensed and amortization of capitalized financing costs and debt discount	$45,324	$43,340	$45,419	$54,156	$60,401
Interest portion of rent expense	15,605	16,064	15,593	17,374	15,542

Total Fixed Charges	$60,929	$59,404	$61,012	$71,530	$75,943
Ratio of earnings to fixed charges(1)	1.39	0.46	0.79	—	0.93

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings, as adjusted, were sufficient to cover fixed charges by $23.8 million for the year ended December 31, 2011, and were not sufficient to cover fixed charges by $31.8 million, $12.9 million, $127.8 million and $5.0 million for the years ended December 31, 2010, 2009, 2008 and 2007, respectively.